Form 6-K | Integrated Media Technology Limited

Exhibit 99.1

ASSIGNMENT AND ASSUMPTION AGREEMENT

This ASSIGNMENT AND ASSUMPTION AGREEMENT (“Agreement”), dated as of 29 December 2021, is between Integrated Media Technology Limited, an Australia corporation whose address is Level 7, 420 King William Street, Adelaide, South Australia (“Assignee”), and Joint Investment Limited, a Hong Kong corporation whose address is 1605 Jie Yang Building, 271 Lockhart Road, Wanchai, Hong Kong (“Assignor”) (individually a “Party” and collectively, the “Parties”).

RECITALS

WHEREAS, Assignor and M6 Limited (“M6L”) and Ace Corporation Limited (“ACL”) are parties to the “Subscription Agreement” entered into on September 13, 2021, (the “Assigned Contract”); and

WHEREAS, Assignee wishes to acquire all the rights of the Assignor under the Assigned Contract, and Assignor wishes to assign such rights under the Assigned Contract to Assignee; and

WHEREAS, terms used herein which are not defined shall have the meaning ascribed to them in the Assigned Contract.

AGREEMENTS

NOW, THEREFORE, in consideration of the recitals and the mutual promises, covenants and agreements contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereto hereby agree as follows:

1.       Effective Date/Condition Precedents. The Parties agree that the “Effective Date” of this Agreement shall be deemed to be the first day on which all of the following conditions precedent are met: (i) execution of this Agreement by both Parties; (ii) the Consent to Assignment between Assignor, M6L and ACL substantially in the form of Exhibit A hereto (the “Consent Agreement”) is executed by all parties thereto.

2.       Assignment/Assumption. Effective as of the Effective Date, Assignor hereby sells, transfers and assigns to Assignee all of Assignor’s right, title and interest in, to and under as Subscriber under the Assigned Contract. In consideration for the Assignment Payment as set out in Section 3 below, Assignee expressly accepts the assignment set forth in the preceding sentence and hereby assumes all of Assignor’s liabilities, obligations, taxes and contractual commitments as Subscriber under and/or pertaining to the Assigned Contracts. Notwithstanding the preceding paragraph, the Parties agree that any subscription payments in connection with the Assigned Contract shall be for the account of, and promptly delivered to or satisfied by Assignee.

3.        Assignment Payment.

3.1   The Assignee shall pay the Assignor a performance fee payment calculated based on the PE Ratio multiplied by the Annualized Earnings multiplied by Holding Percentage less the amount of equity investment made by the Assignee (or its affiliates) in the Company (“the Performance Consideration”). The Assignee agrees to pay the Performance Consideration by cashier order or banker draft within two weeks after the Parties agree on the Audited Profits set out in this Section 3.1 below, but in any event no later than four months after the third anniversary of the Completion Date.

Where for the purpose of this Section 3:

“Annualized Earnings” is deﬁned as the average audited profits of the Company earned for the period of two years from the Completion Date.

“Audited Profits” means the audited consolidated profits before taxation attributable to shareholders of the Company for the relevant period prepared under the accounting principles of the Company consistently applied.

“Company” means Ace Corporation Limited.

“Completion Date” means the date the Assignor has completed all the subscription in the Assigned Contract.

“Holding Percentage” means the lower of the percentage of shareholdings held by the Assignor in the Company at the Completion Date and the date of the second anniversary of the Completion Date.

“PE Ratio” means 5.

3.2     Assignee shall provide a report of the Audited Proﬁts (“Profits Report”) issued by the auditor of the Company of the Performance Consideration to be received by the Assignor as set out in Section 3.1 above. If the Assignor is not satisﬁed with the Profits Report from the Company’s auditor, then the Assignor shall have the right to appoint an independent auditor, agreed by both parties, to issue an independent report, and the findings of the independent auditor shall be ﬁnal and binding on the parties.

3.3.     Bonus Payment. Subject to the Company or its business being listed on a recognized stock exchange within 5 years from Completion Date, the Assignee shall pay the Assignor a bonus payment equivalent to 3% of the Company’s market value at the date of listing; and such payment shall be made within 3 months of such listing.

4.         Event of Default.

(a)       The Parties agree that should Assignee as Subscriber under the Assigned Contract is in breach of any of the obligations under the Assigned Contract, Assignee shall be solely responsible for any and all liabilities arising out of such breach.

(b)       The Parties agree that should the Assignee is in breach of any payments obligations under this Agreement, then the default interest for such breach shall accrual at an annual interest of 10% per annum. Default interest under this section shall accrue from 15 days of the written notification of such breach, provided that such breach is not cured.

5.       Modifications to the Assigned Contract. Each Party (the “Amending Party”) acknowledges and agrees that without the other Party’s prior written consent, the Amending Party shall have no right to agree to or otherwise enter into any amendment or modification to the Assigned Contract which would materially adversely affect the rights and obligations of such other Party under the Assigned Contract. Any such attempted amendment or modification made without the prior written consent of such other Party shall be considered null and void, and the Amending Party agrees to indemnify and hold harmless such other Party from and against any loss, damage, cost or expense in connection with any unauthorized amendment or modification to the Assigned Contract.

6.         No Agency

(a)       This Agreement does not establish a partnership, agency, joint venture or similar relationship, nor does it obligate any Party to enter into such a relationship. Furthermore, other than as set forth in this Agreement, Assignee shall have no authority to commit Assignor to any action or obligations under the Assigned Contract and Assignor shall have no authority to commit Assignee to any action or obligations under the Assigned Contract. Assignee agrees that in the event that it takes any action by virtue of its role under the Assigned Contract that places or purports to place an obligation on Assignor, Assignee shall indemnify Assignor for any costs that Assignor incurs as a result of such obligation.

7.       Representations and Warranties. Each Party makes the following representations and warranties on the date hereof:

(a)       Assignor hereby represents and warrants to Assignee that:

(i) all necessary approvals and/or consents for Assignor’s assignment of the Assigned Contract have been obtained; (ii) the execution, delivery and performance by Assignor of this Agreement (a) is within Assignor’s power and (b) has been duly authorized by all necessary action on its part; and (iii) in connection with the negotiation of and the entering into this Agreement and the assignment of the Assigned Contract: (a) it is not relying upon any representations (whether written or oral) of Assignee other than the representations expressly set forth in this Agreement; (b) Assignee has not given to it (directly or indirectly through any other person) any advice, counsel, assurance, guarantee, or representation whatsoever as to the expected or projected success, profitability, return, performance, result, effect, consequence, or benefit (either legal, regulatory, tax, financial, accounting, or otherwise) of this Agreement or the Assigned Contract; (c) it has consulted with its own legal, regulatory, tax, business, investment, financial, and accounting advisors to the extent it has deemed necessary, and it has made its own investment, divestment or hedging decisions relating to the Assigned Contract based upon its own judgment and upon any advice from such advisors as it has deemed necessary, and not upon any view expressed by Assignee; and (d) it is entering into this Agreement with a full understanding of all of the risks hereof and thereof (economic and otherwise), and it is capable of assuming and willing to assume (financially and otherwise) those risks.

(b)       Assignor further represents and warrants to Assignee that:

(i) Attached hereto as Exhibit B is a true and complete copy of the Assigned Contract, which has not been amended to date, which has not been rescinded and which is in full force and effect as of the date hereof.

(ii) As of the Effective Date, Assignor will hold good and valid title to all of its contractual rights in the Assigned Agreement, free and clear of any and all liens and encumbrances.

(iii) To Assignor’s knowledge and except as previously disclosed to Assignee in writing, there does not exist under the Assigned Contract any violation, breach or event of default, or event or condition that, after notice or lapse of time or both, would constitute a material violation, breach or event of default thereunder on the part of Assignor. Assignor neither has received any notice nor has any knowledge of any claim alleging any such violation, breach or default. There are no suits, actions, claims, complaints, litigation, investigations or legal or administrative or arbitration proceedings pending or threatened, whether at law or in equity, before or by any federal, foreign, state, local or other Governmental Agency which would reasonably be likely to materially affect this Agreement or the Assigned Contract or any other agreements, documents and instruments to be executed in connection herewith. There are no judgments, decrees, injunctions, rulings, awards or orders of any Governmental Agency against Assignor or any of its affiliates relating to or affecting this Agreement, the Assigned Contract or any other agreements, documents and instruments to be executed in connection herewith. There have been no material violations of any Laws by Assignor with respect to or affecting the Assigned Contract.

(iv) The Assigned Contract is a valid and binding agreement of Assignor, enforceable against it in accordance with its terms and, to Assignor’s knowledge, is a valid and binding agreement of Seller, enforceable against Seller in accordance with its terms, except where enforceability may be limited or otherwise impacted by bankruptcy, insolvency, or other similar laws affecting creditors’ rights generally and except where enforceability is subject to the application of equitable principles or remedies.

(c)       Assignee hereby represents and warrants to Assignor that:

(i) all necessary approvals and/or consents for Assignee’s assumption of the Assigned Contract have been obtained; (ii) the execution, delivery and performance by Assignee of this Agreement (a) is within Assignee’s power and (b) has been duly authorized by all necessary action on its part; (iii) in connection with the negotiation of and the entering into this Agreement and the assumption of the Assigned Contract: (a) it is not relying upon any representations (whether written or oral) of Assignor other than the representations expressly set forth in this Agreement; (b) Assignor has not given to it (directly or indirectly through any other person) any advice, counsel, assurance, guarantee, or representation whatsoever as to the expected or projected success, profitability, return, performance, result, effect, consequence, or benefit (either legal, regulatory, tax, financial, accounting, or otherwise) of this Agreement or the Assigned Contract; (c) it has consulted with its own legal, regulatory, tax, business, investment, financial, and accounting advisors to the extent it has deemed necessary, and it has made its own investment, acquisition or hedging decisions relating to the Assigned Contract based upon its own judgment and upon any advice from such advisors as it has deemed necessary, and not upon any view expressed by Assignor; (d) it is entering into this Agreement with a full understanding of all of the risks hereof and thereof (economic and otherwise), and it is capable of assuming and willing to assume (financially and otherwise) those risks; and (e) the Agreement is a valid and binding agreement of Assignee, enforceable against it in accordance with its terms except where enforceability may be limited or otherwise impacted by bankruptcy, insolvency, or other similar laws affecting creditors’ rights generally and except where enforceability is subject to the application of equitable principles or remedies.

8.         Confidentiality.

(a)       Prior to the dissemination of the initial public disclosure of this Agreement and the transactions contemplated therein, the Parties shall mutually agree upon the text of such disclosure.

(b)       Except as described in Section 8(a) above, neither Party shall disclose, unless authorized in writing by the other Party, the terms of this Agreement, except in order to comply with any applicable law, order, regulation or exchange rule or to obtain transmission, distribution, ancillary or other regulated services; provided, that the disclosing Party provide the non-disclosing Party as much advance notice of such public disclosure as is practicable under the circumstances. The Parties shall be entitled to all remedies available at law or in equity to enforce, or seek in connection with, this confidentiality obligation; provided a breach of this Section shall not give rise to a right to suspend or terminate this Agreement.

9.        Governing Law/Jurisdiction. This Agreement shall be governed by, and construed in accordance with, the laws of the South Australia. Any judicial proceeding brought against any Party hereto with respect to this Agreement shall be brought in South Australia, irrespective of where such Party may be located at the time of such proceeding, and by execution and delivery of this Agreement, each of the Parties hereto hereby consents to the exclusive jurisdiction of such courts and waives any defense or opposition to such jurisdiction. Each Party hereto expressly waives any right to a jury trial and agrees that any court proceeding shall be tried as a bench trial only.

10.        Assignment. This Agreement shall be binding upon and shall inure to the benefit of and be enforceable by each of the Parties, and their respective permitted successors and assigns. Any assignment by either party shall not act as a novation or release of such party’s obligations under this Agreement, unless such a novation or release is agreed to in writing by the other Party, and in the absence of such agreement such assigning party shall continue to be primarily liable for such obligations. Either Party hereto shall have the right to assign this Agreement to an affiliate without the necessity of obtaining the other Party’s consent thereto. Any assignment of this Agreement shall require the prior written consent of the other Party, which consent shall not be unreasonably withheld or delayed. Any attempted assignment in violation of this Section shall be void.

11.       LIMITATION OF LIABILITY. IN NO EVENT SHALL EITHER PARTY BE LIABLE TO THE OTHER PARTY FOR CONSEQUENTIAL, INCIDENTAL, PUNITIVE, EXEMPLARY OR INDIRECT DAMAGES IN TORT, CONTRACT UNDER ANY INDEMNITY PROVISION OR OTHERWISE. UNLESS EXPRESSLY PROVIDED HEREIN, THE LIMITATIONS HEREIN IMPOSED SHALL BE WITHOUT REGARD TO THE CAUSE OR CAUSES RELATED THERETO, INCLUDING THE NEGLIGENCE OF ANY PARTY, WHETHER SOLE, JOINT, CONCURRENT, OR ACTIVE OR PASSIVE.

12.       Entirety. Except for the Consent Agreement, this Agreement embodies the entire agreement between the Parties hereto with respect to the subject matter hereof and supersedes all prior agreements, arrangements, discussions and undertakings among the Parties (whether oral or written) with respect to the subject matter hereof.

13.       Execution by Facsimile; Counterparts. This Agreement may be executed by facsimile which shall be fully effective as an original. This Agreement may be executed in any number of separate counterparts each of which when so executed shall be deemed to be an original and all of which together shall constitute one and the same agreement.

The rest of this page is intestinally left blank.

Exhibit A

Consent Agreement

CONSENT TO ASSIGNMENT

The undersigned, being the parties under the Subscription Agreement between Joint Investment Limited (“JIL”), M6 Limited and Ace Corporation Limited dated 13 September 2021 (the “Contract”), hereby acknowledges and consents to the assignment by JIL as Assignor of the Contract and the assumption by Integrated Media Technology Limited as the Assignee of Assignor’s duties and obligations under the Contract.

Dated this          day of                     , 2021.

SIGNED by	)
for and on behalf of	)
Joint Investment Limited	)
in the presence of:	)

SIGNED by	)
for and on behalf of	)
M6 Limited	)
in the presence of:	)

SIGNED by	)
for and on behalf of	)
Ace Corporation Limited	)
in the presence of:	)

SIGNED by	)
for and on behalf of	)
Integrated Media Technology Limited	)
in the presence of:	)

Exhibit B

DATED 13 DAY OF SEPTEMBER 2021

BETWEEN

JOINT INVESTMENT LIMITED

And

M6 LIMITED

And

ACE CORPORATION LIMITED

SUBSCRIPTION AGREEMENT FOR 600,000 ISSUED SHARES OF ACE CORPORATION LIMITED

THIS AGREEMENT is made the 13 day of September 2021

BETWEEN:-

1. **JOINT INVESTMENT LIMITED**, a company incorporated in Hong Kong with limited liability whose correspondence office is situated at 1605 Jie Yang Building, 271 Lockhart Road, Wanchai, Hong Kong (the **"JIL"** or **"Subscriber"**);

2. **M6 LIMITED**, a company incorporated in Hong Kong with limited liability whose correspondence office is situated at Room 15, 6/F, Nan Fung Commercial Centre, 19 Lam Lok Street, Kowloon Bay, Hong Kong (the **"M6L"**); and

3. **ACE CORPORATION LIMITED**, a company incorporated in Hong Kong with limited liability whose registered office is situated at Room 15, 6/F, Nan Fung Commercial Centre, 19 Lam Lok Street, Kowloon Bay, Hong Kong (the **"Company"**).

NOW IT IS HEREBY AGREED AND DECLARED AS FOLLOWS :-

1. This Agreement represents the offer and agreement of the undersigned to purchase 600,000 Shares (the "Shares") to be issued by the Company (herein referred to as the "Offering" or "Offer") at the total purchase price of US$1,000,000 (the "Subscription Amount"), subject to the terms, conditions, acknowledgments, representations and warranties stated herein. This agreement becomes effective not later than October 31, 2021.

2. The Offering.

2.1 The Company offers to JIL 600,000 Shares representing, if fully subscribed, 60% of the total outstanding equity of the Company at the time of this Offering. JIL, or its designate, shall subscribe 150,000 Shares for US$250,000 on or before October 31, 2021, provided that the Executives (as defined below) sign employment contracts with the Company in a form acceptable by JIL. JIL, or its appointed designate, shall have the right but not the obligation to invest the remaining 450,000 Shares as follows:

i) 150,000 shares for US$250,000 within 2 weeks of the Company's trading exchange website is operational;

ii) 300,000 shares for US$500,000 within in 2 weeks of the Company achieving gross merchandise value ("GMV") of US$5,000,000 for the period from the date of this Agreement ("Initial Milestone"). GMV is defined as the total value of goods sold on our website platform. For the avoidance of doubt, GMV is not revenue to the Company but to the dollar value transacted on the website platform.

Executives shall have the meaning of Mr. Kim Chan as Chief Executive Officer, Eric Chun Zhang as Chief Operating Officer, and other members of the executive management team as agreed by JIL.

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2.2 The Company offers to M6L 399,999 Shares, representing if fully subscribed, and together with the one Share held by M6L, M6L shall hold a total of 400,000 shares. M6L shall subscribe the initial 199,999 Shares at US$1.667 per Share for a total subscription of US$333,333 which is acknowledged and confirmed by the Company as fully paid as at the date of this Agreement by M6L contributing the business and operational plans and networks to set up the trading website for the Company. The shareholder of M6L is responsible for setting up the business plan, operations and business partners in China for IT, human resource and operational capability.

The Company shall issue an additional 200,000 Shares at no costs to M6L 3 weeks after the date the Company completes the Initial Milestone.

3. Within 5 days of the payment by JIL of the initial subscription payment of US$250,000 the Company shall deliver to JIL minutes of the Company's shareholder approving this Agreement and the appointment of two directors nominated by JIL as director of the Company.

4. It is mutually agreed by the parties herein that M6L will only be able to allot and distribute the ownership of the 400,000 Shares in the Company held by M6L under certain condition:

(a) anyone receiving the allocation of Shares ("an Allotee") must be directly involved in the business operations of the Company unless agreed unanimously by the Allocation Committee to be formed by the Company pursuant to sub-clause (c) below;

(b) the allocation of Shares can only accrue to the Allotee provided that the Allotee is still employed by the Company at least 2 years. Pro-rata earn-out is not permissible unless unanimously agreed by the Allocation Committee;

(c) the Allocation Committee shall consist of 3 members of which JIL shall nominate 1 member and M6L shall nominate 1 member, and 1 member jointly agreed by JIL and M6L.

(d) If M6L is wound-up or goes into administration or receivership, then M6L agrees that any unallocated Shares in the Company shall be cancelled.

(e) The Company shall only spend the funds on approved operating budgets by JIL.

5. Each of JIL and M6L (together the "Investors") and the Company may consider entering into a shareholders agreement in due course.

6. Each of Investors hereby certify it has such knowledge and experience in financial and business matters (including experience within the industry in which the Company proposes to conduct its business) that it is capable of evaluating the merits and risks of an investment in the Company.

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7. Each of Investors hereby adopts, confirms and agrees to the following representations and warranties:

(a) All information that Investors have provided to the Company herein concerning its suitability to invest in the Shares is complete, accurate and correct as of the date of this Agreement. Each Investors hereby agrees to notify the Company immediately of any material change in any such information occurring prior to the acceptance of this Agreement, including any information about changes concerning its net worth and financial position.

(b) Each of the Investors has had the opportunity to ask questions of, and receive answers from, the Company and its officers, managers and employees concerning the Company, the creation or operation of the Company and terms and conditions of this Offering. Each of the Investors has been provided with all materials and information requested by either it or others representing Investors, including any information requested to verify any information furnished to Investors.

(c) Each Investors acknowledges it has expertise in or knowledge of the industry in which the Company conducts its business and as a result, is in a position to evaluate the risks associated with this investment without relying solely on information, if any, provided by the Company.

8. Each of parties hereto undertake to each other that they will not at any time hereafter use or divulge or communicate to any person other than to their respective officers or employees or solicitors/accountants whose province it is to know the same or on the instructions of the board of directors of the Company any confidential information concerning the business, accounts, finance or contractual arrangement or other dealings, transactions or affairs of the Company which may come to their knowledge and they shall use their best endeavors to prevent the publication or disclosure of any confidential information concerning such matters.

9. This Agreement for all purposes shall be governed by and construed in accordance with the laws of Hong Kong.

10. Any part of this Agreement which may be held illegal, invalid or unenforceable shall be deemed to be severed from this Agreement and does not affect the legality, validity or enforceability of the rest of this Agreement.

11. All provisions of this Agreement shall, so far as they are capable of being performed or observed, continue in full force and effect notwithstanding completion except in respect of those matters then already performed or observed.

12. This agreement may be assigned by JIL by written notice to the other parties to the Agreement. M6L and the Company shall not be able to assign this Agreement.

13. Each party shall bear its own costs and expenses in connection with this Agreement and the transactions contemplated hereby except as otherwise provided herein.

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14. The parties hereto hereby declared and confirmed that they have taken full and independent legal advice before the signing of this Agreement.

15. Unless the context otherwise requires, in this Agreement :-

    (a) reference to any legislation or subordinate legislation shall include any legislation or subordinate legislation which amends or replaces it;

    (b) a body corporate shall be deemed to be associated with another body corporate if it is a holding company or a subsidiary of that other body corporate or a subsidiary of a holding company of that other body corporate; and

    (c) words importing the singular number shall include the plural number and vice versa and words importing one gender shall include every other gender.

16. In construing this Agreement:-

    (a) the rule known as the ejusdem generis rule shall not apply and accordingly general words introduced by the word "other" shall not be given a restrictive meaning by reason of the fact that they are preceded by words indicating a particular class of acts, matters or things; and

    (b) general words shall not be given a restrictive meaning by reason of the fact that they are followed by particular examples intended to be embraced by the general words.

~Page 4~

As witness the hands of the parties hereto the day and year first above written.

~Page 5~

IN WITNESS WHEREOF, this Assignment and Assumption Agreement has been duly executed by the Parties hereto effective as of the Effective Date.

SIGNED by Xiaodong Zhang	)	/s/ Xiaodong Zhang
for and on behalf of	)
Integrated Media Technology Limited	)
in the presence of:	)

SIGNED by Zhongqing Yang	)	/s/ Zhongqing Yang
for and on behalf of	)
Joint Investment Limited	)
in the presence of:	)